UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at May 26, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: May 26, 2008

Print the name and title of the signing officer under his signature.

Ste. 428-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-638-2041
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON FINALIZES AGREEMENT WITH SILVER WHEATON,
RETIRES BRIDGE FINANCING

May 26, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN; OTCBB:FRLLF) ("Farallon" or the "Company"), is pleased to announce that the silver sale agreement, announced in a news release on May 13, 2008, with a subsidiary company of Silver Wheaton Corp. ("Silver Wheaton") has been finalized.

Under the agreement, Silver Wheaton will pay staged payments of US$80 million in cash to Farallon for 75% of the silver produced from its Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico. Farallon received a US$15 million payment upon signing, and has now received a further US$15 million payment following the recent completion of certain formalities in Mexico. The remaining US$50 million is to be received in a series of specified installments over the next few months. Upon delivery of the silver, Silver Wheaton will also pay Farallon a fixed price payment per ounce of silver delivered equal to the lesser of US$3.90 and the spot price at the time of sale (subject to a 1% annual increase starting in the third year of silver production).

Farallon has used a portion of the funds to retire the Bridge Facility with NM Rothschild and Sons Limited, Paradigm Capital Inc. and Societe Generale. The Company now has no outstanding indebtedness and is fully funded through to the commencement of commercial production at the G-9 project.

Dick Whittington said: "I am extremely grateful, in particular to Rothschild and Paradigm and, more recently, Societe Generale for their support of the G-9 project through their commitment to the Bridge Facility Agreement and am also pleased to be able to pay off our debt obligation earlier than anticipated through the transaction with Silver Wheaton. I am greatly looking forward to our future association with Silver Wheaton. We now have the necessary funds to complete construction at G-9, as well as provide the foundation for future growth. Our financing plan with respect to the US$70 million term debt financing arrangement with Rothschild also remains unchanged."

Farallon is advancing the G-9 Project through a "Parallel Track" program. Exploration drilling is expected to further confirm the high-grade mineralization within the G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are all taking place concurrently, with the goal of beginning production in July 2008.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ J.R.H. (Dick) Whittington
J.R.H. (Dick) Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of additional financing, if required, to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its Annual Information Form at www.sedar.com